Exhibit 12.1
TreeHouse Foods, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in millions)

	Nine Months Ended September 30, 2018	Year Ended December 31, 2017
Earnings:
(Loss) income before income taxes	$(69.9)	$(524.6)
Add (deduct):
Fixed charges	126.6	175.1
Capitalization of interest, net of amortization	(0.9)	0.1
Earnings available for fixed charges (a)	$55.8	$(349.4)
Fixed charges:
Interest expense	$87.6	$126.8
Capitalized interest and tax interest	0.7	2.9
One third of rental expense (1)	38.3	45.4
Total fixed charges (b)	$126.6	$175.1

Ratio of earnings to fixed charges (a/b) (2)	0.44	(2.00)

(1) Considered to be representative of interest factor in rental expense.
(2) The Company incurred a loss before income taxes for the nine months ended September 30, 2018 and for the year ended December 31, 2017. As a result, our earnings were insufficient to cover our fixed charges by approximately
$70.8 million and $524.5 million, respectively.